FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number   001-33136

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

March 22, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release Dated March 12, 2010 ("Exeter Shareholders Approve Spin-out to Create Two Independent Companies")

EXHIBIT 99.1

For Immediate Release: NR 10 - 07

EXETER SHAREHOLDERS APPROVE SPIN-OUT TO CREATE

TWO INDEPENDENT COMPANIES

Vancouver, March 12, 2010 – Exeter Resource Corporation (NYSE-AMEX: XRA, TSX: XRC, and Frankfurt: EXB) (“Exeter” or the “Company”) is pleased to announce that its shareholders have voted 40,826,546 (99.83%) in favour of approving the spin-out of its Argentine assets into Extorre Gold Mines Limited (“Extorre”) by plan of arrangement (the “Arrangement”) and that a final order approving the Arrangement was granted by the Supreme Court of British Columbia on March 12, 2010.

The Company will now proceed to closing of the Arrangement, presently expected to occur on March 22, 2010 (the “Record Date”). The distribution date for Extorre shares is anticipated to be March 23, 2010.

The Extorre shares have been conditionally approved for listing on the TSX and, subject to satisfaction of all conditions to closing, the shares of Extorre will trade on a “when issued” basis on the TSX under the trading symbol “XG” on March 18, 2010 and will not be initially listed on NYSE-AMEX. For US shareholders, Extorre intends to initially apply for listing on the OTCQX exchange and subsequently on the NYSE-AMEX. Listing is subject to Extorre meeting all listing requirements of those exchanges and receiving exchange acceptances of listing applications.

Exeter shares will trade “ex-distribution” on the TSX on March 18, 2010 and on the NYSE-AMEX on March 24, 2010.

Exeter shares will continue to trade “regular way” on the NYSE-AMEX under the symbol “XRA” through the distribution date of March 23, 2010. Any holders of Exeter shares who sell Exeter shares regular way from March 18 to March 23, 2010 will also be selling their right to receive shares of Extorre. Investors are encouraged to consult with their financial advisors regarding the specific implications of buying or selling Exeter shares on the NYSE-AMEX before the distribution date.

Investors who execute a trade to purchase Exeter shares before, and continue to hold such shares on, March 18, 2010 will participate in the distribution of Extorre shares on the Record Date. Such shareholders need not do anything further to receive their Extorre shares, which will be delivered as soon as possible after the Record Date. Each registered Exeter shareholder on the Record Date will be deemed to have exchanged, without any action on their part, all of their Exeter shares for one new Exeter share and one new Extorre share. Existing Exeter share certificates will not need to be physically exchanged and will be deemed to be share certificates representing the new Exeter shares. Exeter shareholders, who hold their Exeter shares in their brokerage accounts, including discount brokerage accounts, will have their Extorre shares automatically deposited into their accounts by their broker upon completion of the Arrangement. There will be no change in shareholders’ holdings in Exeter as a result of the Arrangement.

Each Exeter option holder and warrant holder on the Record Date will receive a new option or warrant, as applicable, for Exeter shares and for Extorre shares at an adjusted exercise price based on the volume weighted average trading price of the Exeter shares and Extorre shares for the five trading days following March 18, 2010.

On closing, Extorre will hold all of Exeter’s former interest in the Argentine Cerro Moro and Don Sixto Projects as well as its Argentine Patagonian exploration projects and an initial $25 million in capital from Exeter. Initial focus will be on development of the Cerro Moro Project, while exploration drilling will continue to test for new high grade vein targets. Exeter will continue to hold and focus on advancing its Caspiche Project, located in northern Chile.

Please refer to the Exeter press release dated January 19, 2010 and the Circular for more detailed information, available on SEDAR at www.sedar.com.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the proposed Arrangement and expected future attributes and success of each of the Company and Extorre following such transaction; the anticipated Record Date for the new Exeter shares and the new Extorre shares; the expected completion date of the Arrangement, the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing, expected cash reserves and the expected benefits of the proposed spin-out transaction. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with the ability to obtain any necessary approvals, waivers, consents and other requirements necessary or desirable to permit or facilitate the proposed Arrangement, the risk that any applicable conditions of the proposed transaction may not be satisfied, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S., unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE